Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR SECOND QUARTER 2012 EARNINGS RELEASE AND CONFERENCE CALL

TORONTO, ONTARIO – Wednesday, June 27, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) will report financial results for the three and six months ended June 30, 2012, on Wednesday, July 25, 2012 before the open of the stock markets. The Company will also host a conference call on Wednesday, July 25, 2012 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 92969161, at approximately
8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Wednesday, August 8, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 92969161. International or local callers can access the replay by dialing
404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

About Progressive Waste Solutions Ltd.

As North America's third largest full-service waste management company, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com